December 4, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX (516) 466-3132

Mr. David W. Kalish
Senior Vice President and Chief Financial Officer
One Liberty Properties, Inc.
60 Cutter Mill Road
Great Neck, NY 11021

Re: **One Liberty Properties, Inc.**
        Form 10-K for the year ended December 31, 2005
        Filed March 16, 2006
        File No. 1-09279

Dear Mr. Kalish:

    We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements
Notes to Consolidated Financial Statements

Note 3. Real Estate Investments and Minimum Future Rentals

1.   We note your sale of "air" rights relating to a property in Brooklyn, NY. Please tell us how you determined what portion of the cost of the property to allocate to the air rights upon sale.

*   *   *   *

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please

Mr. David W. Kalish
One Liberty Properties, Inc.
December 4, 2006

understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Webster, Staff Accountant, at (202) 551-3446 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant